210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Phase I Multiple Myeloma Cancer Study

CALGARY, AB, --- May 10, 2011 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that the Cancer Therapy Evaluation Program, Division of Cancer Treatment and Diagnosis, U.S. National Cancer Institute (NCI), which is part of the National Institutes of Health, has agreed to sponsor a Phase I study of REOLYSIN® alone in patients with relapsed multiple myeloma. The NCI is sponsoring the trial under its Clinical Trials Agreement with Oncolytics, while Oncolytics will provide clinical supplies of REOLYSIN. The Principal Investigator is Dr. Craig Hofmeister of The Ohio State University Comprehensive Cancer Center – Arthur G. James Cancer Hospital and Richard J. Solove Research Institute.

“While progression free survivals have improved with novel therapies over the last decade, the cure fraction remains low and additional options are needed,” said Dr. Craig Hofmeister, principal investigator. “Multiple myeloma cells are frequently RAS activated, especially in relapse, so we are very interested in looking at REOLYSIN for these patients.”

The study will initially be a proof of concept, open-label Phase I study of REOLYSIN in patients with relapsed multiple myeloma.  Approximately 12 patients will receive REOLYSIN, in a dose escalation up to 3 x 1010 TCID50 per day administered intravenously on days one through five every 28 days.

The primary endpoint for the dose escalation portion of this study will be adverse events using CTCAE criteria.  Correlative studies will focus on the efficiency with which reovirus replicates in patient myeloma cells. Investigators will use standard cohorts-of-three phase I dose escalation design with three to six patients being treated at each dose level.  Secondary endpoints will include clinical benefit, duration of response, and time to progression.

This is the sixth clinical trial using REOLYSIN to be sponsored by the NCI.  The NCI is currently conducting a Phase II metastatic melanoma trial, a Phase I/II and a randomized Phase II ovarian, peritoneal and fallopian tube cancer trials, a randomized Phase II trial in pancreatic cancer and a Phase I trial in pediatric patients with relapsed or refractory solid tumors.

About Myeloma
The American Cancer Society estimates that 20,180 Americans were diagnosed with myeloma and an estimated 10,650 Americans were expected to die from the disease in 2010. The prognosis for patients diagnosed with myeloma varies but the five-year survival rate for the period between 1999 and 2005 was approximately 37%.

About the NCI
The U.S. National Cancer Institute (NCI) is part of the National Institutes of Health and the U.S. Department of Health and Human Services. NCI's main responsibilities include coordinating the National Cancer Program; conducting and supporting cancer-related research; training physicians and scientists; and disseminating state-of-the-art information about cancer detection, diagnosis, treatment, prevention, control, palliative care, and survivorship.

About The Ohio State University Comprehensive Cancer Center
The Ohio State University Comprehensive Cancer Center - Arthur G. James Cancer Hospital and Richard J. Solove Research Institute (cancer.osu.edu) is one of only 40 Comprehensive Cancer Centers in the United States designated by the National Cancer Institute. Ranked by U.S. News & World Report among the top cancer hospitals in the nation, The James is the 205-bed adult patient-care component of the cancer program at The Ohio State University. The OSUCCC-James is one of only seven funded programs in the country approved by the NCI to conduct both Phase I and Phase II clinical trials.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the Phase 1 multiple myeloma trial sponsored by the NCI, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta, T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com